LATHAM & WATKINS LLP

WACHTELL, LIPTON, ROSEN & KATZ

September 26, 2014

VIA EDGAR

Michele M. Anderson, Esq.

        Chief, Office of Mergers and Acquisitions

Christina E. Chalk, Esq.

        Senior Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Allergan, Inc. (File No. 005-40724); Schedule 14D-9

Dear Ms. Anderson and Ms. Chalk,

We are writing with respect to our client, Allergan, Inc. (“Allergan” or the “Company”) in response to oral comments issued by the Staff of the Division of Corporation Finance (the “Staff”) during a phone call on Tuesday, September 23, 2014. In particular, you requested that the Company provide its analysis of 1) its disclosure obligations under Item 1006 of Regulation M-A in view of certain press reports regarding potential acquisition transactions involving the Company and 2) the accuracy of the following sentence from a statement provided by Allergan in response to media inquiries and that was filed on Schedule 14A on September 23, 2014:

“The Allergan Board is well aware of its fiduciary obligations and, in that context, is focused on enhancing value for all stockholders, unlike Mr. Ackman who is financially incentivized to deliver Allergan to Valeant at the lowest possible price.”

1.	Item 1006 of Regulation M-A.

As the Staff knows, Schedule 14D-9 calls for furnishing the information described in Item 1006(d) of Regulation M-A. Item 1006(d)(1) requires disclosure of any negotiations “in response to the tender offer” that relate to, among other things, “[a]ny extraordinary transaction, such as a merger, reorganization or liquidation, involving the subject company” or “[a]ny purchase, sale or transfer of a material amount of assets of the subject company.” The Instruction to Item 1006(d)(1) clarifies that:

If an agreement in principle has not been reached at the time of filing, no disclosure under paragraph (d)(1) of this Item 1006 is required of the possible terms of or the parties to the transaction if in the opinion of the board of directors of the subject company disclosure would jeopardize continuation of the negotiations. In that case, disclosure indicating that negotiations are being undertaken or are underway and are in the preliminary stages is sufficient.

Consistent with the Item and the Instruction, in its Schedule 14D-9, the Company disclosed that it “is not now undertaking or engaged in any negotiations in response to [Valeant Pharmaceuticals International’s (“Valeant”) exchange offer]” and that “the Board [of Allergan] has determined that disclosure with respect to the possible terms of any transaction or proposals that might result from or be made during any of the negotiations… might jeopardize continuation of any such negotiations.”

Though the Company has been involved in numerous acquisition transactions in the past and is regularly evaluating and is involved in discussions regarding potential acquisitions in the ordinary course, to date, it has not engaged in any negotiations “in response to the tender offer” by Valeant. Specifically with respect to the press reports regarding potential acquisition transactions, either no negotiations took place, or discussions commenced significantly prior to Valeant’s offer.

2.	Assertion that Pershing Square is Financially Incentivized to Have the Company Sold at the Lowest Possible Price.

In addition to a number of other agreements among them, Pershing Square Capital Management, L.P., PS Management GP, LLC, PS Fund 1, LLC and William A. Ackman (collectively, “Pershing Square”) have entered into an agreement with Valeant pursuant to which Pershing Square will receive a fixed number of Valeant’s common shares if a transaction is consummated with the Company on the terms set forth in Valeant’s exchange offer. Since Pershing Square has publicly announced that it is satisfied with this fixed amount of Valeant stock consideration, we believe Pershing Square is financially incentivized to help its self-proclaimed co-bidder, in which it has agreed to accept and hold stock, pursue a transaction where it would not pay more to other Allergan stockholders than it must to consummate the transaction.

Furthermore, it has been reported that Pershing Square has already received inquiries about structuring additional transactions in the future that are similar to its current arrangement with Valeant. Therefore, Pershing Square is incentivized to show that this business model provides a quick and cost-effective approach for future acquirors. See e.g., New York Post, “Companies seeking out investor Ackman for takeover deals,” Michelle Celarier (September 17, 2014) (“[Ackman] has received calls from other companies looking to strike similar deals, Ackman told investors at a recent Midtown meeting …”).

Notwithstanding the foregoing, as the Company noted in its Schedule 14D-9, alongside its assertions that Pershing Square is financially incentivized to have the Company sold at the lowest possible price, if Valeant determines it must raise its bid, absent extending the agreement between them, Pershing Square would not be obligated to tender its shares at the currently agreed upon fixed ratio.

Please contact any of the undersigned if you would like to discuss the matters described above. Alexander F. Cohen can be reached at (202) 637-2284 and David A. Katz can be reached at (212) 403-1309.

Respectfully submitted,

/s/ Alexander F. Cohen
Alexander F. Cohen
of LATHAM & WATKINS LLP

/s/ David A. Katz
David A. Katz
of WACHTELL, LIPTON, ROSEN & KATZ

cc:	Arnold A. Pinkston, Esq., General Counsel
Matthew J. Maletta, Esq., Vice President, Associate General Counsel and Secretary
Scott M. Akamine, Esq., Corporate Counsel
Allergan, Inc.